Form C

Offering Statement
of
Geek Girl Tech, PBC
("Geek Girl Tech," the "issuer,"
the "company," "we," "our," "us")

Pursuant to 17 CFR §227.201, an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Geek Girl Tech, PBC	Public benefit corporation	Delaware	February 8, 2018	2601 Blanding Ave, #C182 Alameda CA 94501	https://geekgirltech.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held	Principal occupation and employment	Organization in which such occupation and employment has taken place
Jenn Diesi	All directors and officers and one of two employees	2018-present (note that Jenn was operating the business as a sole proprietorship from 2010 until the issuer's incorporation in 2018)	CEO	Geek Girl Tech

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Jenn Diesi	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Geek Girl Tech: Using Technology to Create a Better, More Secure World for All

Geek Girl Tech is a public benefit corporation with a mission to make the world a better place through cybersecurity.

We see technology and information security as tools to level the playing field and to protect people and businesses around the world. We are experts in cybersecurity and are super geeky-- but we aim to make sure our clients feel safe and supported. We are a woman-owned company, and we are committed to creating opportunities for women and other underrepresented people in tech. We also partner with other women and minority-owned businesses to provide additional services to our clients.

We hope to inspire other companies to prioritize socially responsible business practices and to put people before profits. We're also building a community of awareness and action around information security practices.

How We Do Business
Geek Girl Tech has over 15 years in IT security. We are a managed security service provider (MSSP/MSP) specializing in security for small- to medium-sized socially conscious companies. We work with clients in a number of different ways to meet their needs:
- Consulting & Assessments
- Design/Planning & Product Research
- Setup/Installation
- Monitoring, Maintenance & Management

These services are provided on retainers, monthly or yearly contracts, and one-time agreements tailored to each customer's needs. We often work with clients that need to comply with government regulations, such as HIPAA (the Health Insurance Portability and Accountability Act of 1996) and DFARS (the Defense Federal Acquisition Regulation Supplement).

Why Small Business? 43% of all Cyberattacks are aimed at Small Business
We work with small business because many are vulnerable and are lacking the tools, resources and knowledge to protect themselves. Most IT shops supporting small business aren't security focused, and most security companies do not focus on small businesses even though one breach could put a small company out of business.

Women and minorities are underrepresented, underpaid and underutilized in tech companies.
Geek Girl Tech believes strongly in diversity, fairness and equality, and we are creating opportunities for women, underrepresented folks and LGBTQIA people. We practice diverse hiring and we prioritize women-owned local vendors for our company needs. We treat people with respect and dignity, and we are actively pursuing a B Corp certification. We currently have two full-time employees and a handful of contractors around the US and world.

Out of 18 employees and contractors Geek Girl Tech has hired over the past 3 years, 58.8% have been people from diverse backgrounds, and over 70% have been female.



Gender
Male 29.4%
Female 70.6%

Putting People Before Profits

"I'm building the company that I wished I had to work for:
diverse, gender balanced, and socially conscious."
Jenn, CEO/Founder

From the ground up, this tech company prioritizes people before profits. That includes hiring people based on their potential and training, not necessarily their college degree; paying people fairly and equally; embracing transparency, and giving back to the community. We're a for-profit company with a social mission, and we believe in making the world a better place through security.

What People Are Saying About Us



" Jenn is very responsive - we highly recommend her and her team to other businesses.

KATARINA WHITE; 3D PLUS USA

Business Plan

For 2019, Geek Girl Tech will hire another employee who can assist with operations, marketing & sales and help manage the business grow. We also will hire three full-time technical security engineers and two desktop support engineers. These technical engineers will allow us to increase our capacity, take on new socially conscious clients, and provide our current clients with better support.

In the next year with more technical employees, we will be able to spend more time on R&D, automating services, being able to acquire customers directly on our website through service packages, and building tools to assist with government compliance (HIPAA and DFARS). With more capacity, we'll be able to start marketing our services to our target customers: B Corps, public benefit corporations, non-profits and socially conscious companies.

Once we have a solid team, we plan to have a fully-fledged internship/apprenticeship program, where senior engineers can help junior employees, and those junior employees can then help train new interns/apprentices. We will be able to train and eventually convert our interns to employees.

Our long-term goal is to be the go-to IT company for security services: online (worldwide!) and in-person tech team in the bay area for socially conscious companies / small business.

(e) The current number of employees of the issuer.

Two: the CEO and the Chief Impact Officer.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors is not intended and should not be understood as an exhaustive list of all risks related to an investment.

We may have a hard time finding experienced candidates within budget. Due to a strong economy, we believe it might be difficult to find a qualified candidate that we can pay within our budget. Although we treat our employees well, we do not currently offer a lot of perks and benefits that larger tech companies can afford.

Breaches could hurt our credibility. We use security to protect companies from hacks, data breaches and loss of data. If a company ends up having a breach it may think we are at fault for not being able to prevent it.

The Notes (described in Item (m) below) being offered are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

No secondary market. There is no secondary market for the Notes, nor is a public market expected to develop. Therefore an investor may be required to retain the Note even under circumstances where it is economically undesirable to do so. Investors should invest in the Notes only if they have independent means for providing for their current and future needs and contingencies.

Interest taxable. All of the interest earned on each Note will be taxable to the investor who owns the Note. No representation or warranty of any kind is made by Geek Girl Tech or the officers, directors, or counsel to Geek Girl Tech, or any other professional advisors thereto with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

Dependence on key persons. Much of the company's success depends on the skills, experience, and performance of its key persons. We currently do not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Our success also depends on our ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on our ability to meet our obligations under the Notes.

No guarantee of return. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Public benefit corporation. The company's directors are required to consider factors other than the financial interests of its shareholders. The company is a public benefit corporation, and accordingly its directors have a legal duty to manage the company in a way that balances the shareholders' pecuniary interests, the best interests of those materially affected by the company's conduct, and a public benefit or benefits. The company's directors may, consistent with their legal duties, take actions that are contrary to the financial interests of the company's shareholders, and its shareholders will have no recourse against the company or its directors for taking such actions.

(g) The minimum target offering amount and the deadline to reach the target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach the minimum target is November 25, 2018.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,070,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

If we reach our minimum target offering amount of $50,000, we plan to use the proceeds to hire one full-time employee to help us manage the demand for our services.

If we raise more than the minimum target offering amount, we will use the proceeds to hire security engineers for research and development, increase our marketing efforts, and create an information security awareness campaign for all. See Business Plan Section. Our budget breaks down roughly as follows:

Wages (including R&D)/Benefits/Training 62%
Sales/Marketing/Business Development: 35%
Overhead: 2%
Administration: 1%



(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value: the dollar amount invested.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

Type of Security Being Offered:	Convertible notes (the "Notes," each, the "Note").
Interest Rate:	Annual interest rate of 5%, payable on the Maturity Date, as such is defined below.
Term:	All principal, together with accrued and unpaid interest under the Notes, is due and payable on December 31, 2023 (the "Maturity Date").
Prepayment:	The company shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of the Note holder. In addition, all of the Notes may be prepaid in whole or in part (pari passu) with the written consent of the Note holders holding more than 50% of the aggregate principal balance of all of the Notes ("Majority in Interest"). The company has the right to prepay accrued interest at any time during the term of the Note.
Conversion:	In the event the company issues and sells shares of its preferred equity securities to investors (the "Purchasers") on or before the Maturity Date in a certain financing in which the company raises at least $5,000,000 in gross proceeds (excluding the amount of any Note being converted) with the principal purpose of raising capital (a "Qualified Financing"), then, at the Note holder's option, the outstanding principal balance of the Note may convert into preferred equity securities at a 20% discount from the price paid by the Purchasers in the Qualified Financing. Other than the purchase price, the Note shall convert into equity on the same terms and conditions given to the Purchasers in the Qualified Financing. At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the Note holder in cash or converted into equity in the same manner as principal.
	If the company does not consummate a Qualified Financing prior to the Maturity Date, the Note holder may choose to

have all principal under the Note be converted into common stock at a conversion price equal to the prior fiscal year's earnings multiplied by five. Such payment or conversion shall occur within 90 days after the Maturity Date.

At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the Note holder in cash or converted into equity in the same manner as principal.

Liquidity Events: Upon a change of control or an IPO, the Note holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.

Amendment: The Note may be amended, and any provision of the Note may be waived, by mutual agreement of the parties. In addition, all of the Notes may be amended, and any provision of all of the Notes may be waived, with the written consent of the company and the Majority in Interest; provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition that is duly approved by the Majority in Interest shall be binding on all investors in the Notes.

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the forms of convertible note and convertible note purchase agreement attached hereto as an Exhibit for the complete terms of the investment.

The only other security of the company, besides the Notes, is common stock, of which Jenn Diesi is the sole owner. Purchase of a Note will not provide ownership or voting rights in the company. The Note will give the investor the option to purchase preferred equity upon a Qualified Financing or a Liquidity Event as described above. Becoming a holder of preferred equity does not guarantee that the investor will have voting rights. The investor will not have a say in what the terms of the preferred equity will be prior to receiving such equity. If the company has not had a Qualified Financing before the Maturity Date, the investor will have the option of converting his or her Note into common shares of the company, which are voting shares.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The investor will not have ownership of or voting rights in the company.

The investor's percentage ownership of the company after the investor chooses to convert his or her note into preferred equity depends on how much stock, common or preferred, the company, currently solely owned and managed by Jenn Diesi, chooses to sell, before, during, or after a Qualified Financing. It also depends on the share price at the time of the conversion, a price that could be based on determinations made by the company.

The investor will not have a say in what the terms of the preferred equity will be prior to receiving such equity.

Please see Item (m)(1) above and the Exhibit attached hereto for additional details.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value, the dollar amount invested.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including

additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Please see Items (m)(1) and (m)(2) above.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Notes may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is CMS SEC file number is 007-00133. The intermediary does not have a CRD number.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company owes $15,000 on a business credit card. The interest rate is 16.99%.

(q) A description of exempt offerings conducted within the past three years.

In 2018, the issuer issued 7,500,000 common shares to founder Jenn Diesi for a total price of $75 in a private offering under Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds have not been used.

In 2018, the issuer raised $3,500 in a private offering of convertible notes under SEC Rule 504. The proceeds are being used for employee salaries.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate

amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Geek Girl Tech is a public benefit corporation, formerly a sole proprietorship, that has been in business for over 8 years. It is primarily a service provider, providing IT security solutions to small businesses through consultations and implementations.

Most of Geek Girl Tech's revenue comes from service agreements. Most services include security-related projects, research and development, and support. Geek Girl Tech also has a handful of regular clients that do not have agreements and are charged by the hour. Typical expenses include administrative costs, events attendance (marketing) and internal software costs.

Geek Girl Tech also provides pro-bono, deeply discounted, and/or in-kind services for those in need. We encourage employees to participate in volunteer projects within the local community and provide paid time to do this.

Geek Girl Tech does not own any significant assets other than cash and a handful of company computers and desks.

Geek Girl Tech has no outstanding debt. Geek Girl Tech's current cash balance is approximately $8,560.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000,

financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed as an attachment to the issuer's Form C.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

Our annual report will be posted on March 30, 2019. Here is where it will be posted: https://geekgirltech.com/annualreport 2018.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None.

EXHIBIT TO FORM C OFFERING STATEMENT

FORM OF CONVERTIBLE NOTE PURCHASE AGREEMENT
WITH CONVERTIBLE NOTE

GEEK GIRL TECH, PBC
NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the *"Agreement"*) is made as of _____, 2018 (the *"Effective Date"*) by and between Geek Girl Tech, PBC, a Delaware public benefit corporation (the *"Company"*), and _____ (the *"Purchaser"*).

1.   **NOTE PURCHASE.** Subject to the terms of this Agreement and on the Crowdfund Mainstreet platform, the Purchaser agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as Exhibit A (the *"Note"*).

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to the Purchaser as follows:

        2.1   Authority; Binding Agreement. All action on the part of the Company necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, with respect to rights to indemnity, subject to federal and state securities laws.

        2.2   Governmental Consents. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

        2.3   Offering. Assuming the accuracy of the representations and warranties of Purchaser contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   **REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.**

        The Purchaser hereby represents, warrants, and covenants to the Company as follows:

        3.1   The Company May Rely on These Representations. The Purchaser understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Purchaser's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Purchaser understands that the availability of this exemption depends upon the representations the Purchaser is making to the Company in this Agreement being true and correct.

3.2   No Resale for One Year. The Purchaser understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   The Purchaser Recognizes Its Economic Risk. The Purchaser understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. The Purchaser has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of the Purchaser's professional advisors with regard to an investment in the Company. The Purchaser has fully reviewed the Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Note. The Purchaser understands the risks involved in an investment in the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

3.4   The Purchaser Advised to Seek Representation. The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Company has advised the Purchaser to consult with such legal, tax, and investment advisors as the Purchaser, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.5   Complete Information. All information provided by the Purchaser to the Company and on the Crowdfund Mainstreet platform in connection with the purchase of the Note is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, the Purchaser will immediately provide the Company with such information. The Purchaser is not subject to backup withholding by the Internal Revenue Service (unless the Purchaser provides written notice to the Company that it is subject to backup withholding).

3.6   Purchase for Own Account. The Purchaser represents that the Purchaser is acquiring the Note solely for the Purchaser's own account and beneficial interest for investment and not for sale with a view to distribution of the Note or any part thereof; that the Purchaser has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the Note; and that the Purchaser does not presently have reason to anticipate a change in such intention.

3.7   Information. The Purchaser acknowledges that the Purchaser has received all the information the Purchaser has requested from the Company and the Purchaser considers necessary or appropriate for deciding whether to acquire the Note. The Purchaser represents that the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to the Purchaser.

3.8   Ability to Bear Economic Risk and Knowledge of Certain Risk Factors. The Purchaser acknowledges that investment in the Note involves a high degree of risk, and represents that the Purchaser is able, without materially impairing the Purchaser's financial condition, to hold the Note for an indefinite period of time and to suffer a complete loss of his, her, or its investment.

3.9 Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Note or the securities issuable upon conversion thereof unless and until:

(a) There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b) The Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Purchaser to an affiliate, a shareholder or a partner (or retired partner) of the Purchaser, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Purchaser hereunder.

3.10 Indemnity. The Purchaser agrees to indemnify and hold harmless the Company and its managers, members, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Purchaser.

3.11 Authority; Binding Agreement. The Purchaser represents and warrants to, and covenants with the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with the terms of this Agreement, except as enforceability may be limited by applicable law.

3.12 Further Assurances. The Purchaser agrees and covenants that at any time and from time to time the Purchaser will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

4. MISCELLANEOUS.

4.1 Company's Right to Accept or Reject Investments. The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Purchaser a Note in a smaller amount than the Purchaser invests or may choose not to sell the Note to the Purchaser. If the Company accepts the Purchaser's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Purchaser to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Purchaser. If the Company rejects The Purchaser's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

a. **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:	If to Purchaser:
Geek Girl Tech, PBC	At the office of MiTec, PBC
2601 Blanding Ave C528	(dba Crowdfund Mainstreet)
Alameda, CA 94501	2601 Blanding Ave. C528 Alameda, CA 94501
Phone Number: (510) 984-2567	
	c/o Purchaser _____
Email: jenn@geekgirltech.com	

4.2 Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

4.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5 Electronic Signatures. the Purchaser may tender to the Company this Agreement by electronic means such as by email or facsimile. If the Purchaser submits this Agreement to the Company electronically, the Purchaser agrees that the Purchaser's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be) constitutes the Purchaser's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

4.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.7 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.8**Entire Agreement.** This Agreement, the Note, and agreements completed on the Crowdfund Mainstreet platform, constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by the Purchaser from the Company, and supersede all prior and contemporaneous understandings or agreements of the parties.

4.9**Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Purchaser. All amendments shall be effective only when in writing signed by the parties.

4.10**Assignment.** This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify the Purchaser promptly of such assignment.

4.11**Expenses.** The Company and the Purchaser shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.12**Further Assurances**. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

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IN WITNESS WHEREOF, the parties have executed this **NOTE PURCHASE AGREEMENT** as of the date first written above.


COMPANY:

Geek Girl Tech, PBC
a Delaware public benefit corporation

By: _____

Name: Jenn Diesi

Title: President


PURCHASER:

[FOR ENTITY PURCHASER]

Name: _____

By: _____

Title: _____

[FOR INDIVIDUAL PURCHASER]

Name(s) (Print): _____

By (Sign): _____

EXHIBIT A

Form of Promissory Note

[Attached]

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE LAWS OF ANY STATE. NEITHER THIS INSTRUMENT NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

$____________ **_________________, 2018**

For value received, **Geek Girl Tech, PBC**, a Delaware public benefit corporation (***"Payor")*** promises to pay to ____ or its assigns (***"Holder"***) the principal sum of _____________________________ **dollars ($________________________)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the rate of five percent (5%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. This note (the ***"Note"***) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the ***"Agreement"***), dated as of **________________________________**, by and between Payor and Holder, and pursuant to the terms on the Crowdfund Mainstreet platform. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the ***"Notes."***

2. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event Payor issues and sells shares of its Equity Securities (as defined below) to investors (the ***"Investors"***) on or before December 31, 2023 (the ***"Maturity Date"***) in a certain financing in which Payor raises at least five million dollars ($5,000,000) in gross proceeds (excluding the amount of any Note being converted) with the principal purpose of raising capital (a ***"Qualified Financing"***), then, at Holder's option, the outstanding principal balance of this Note may convert into Equity Securities at a twenty percent (20%) discount from the price paid by Investors in the Qualified Financing. Other than the purchase price, this Note shall convert into equity on the same terms and conditions given to the Investors in the Qualified Financing.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For purposes of this Note, the term *"Equity Securities"* shall mean shares of Payor's preferred equity securities sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee or consultant in such capacity.

4.   In the event of a Change of Control (as defined below), or an initial public offering, Holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.

"Change of Control" is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor.

5.   If no Qualified Financing or Change of Control has occurred before or on the Maturity Date, any outstanding principal may, at Holder's option, be paid to Holder in cash or convert into common stock at a conversion price equal to Payor's prior fiscal year Earnings (as defined below) multiplied by five. Such payment or conversion shall occur within 90 days after the Maturity Date.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For the purposes of this Note, the term *"Earnings"* shall mean, for any fiscal year, the Revenue (as defined below) for such fiscal year less the Expenses (as defined below) for such fiscal year; provided, however, that Earnings for any fiscal year shall not be less than zero. The term *"Revenue"* shall mean for any fiscal year, any revenue received by Payor in such fiscal year, as determined on a cash basis in accordance with Payor's standard accounting practices. The term *"Expenses"* shall mean, for any fiscal year, any expenses (including any salary expenses) incurred by Payor in such fiscal year, as determined on a cash basis in accordance with Payor's standard accounting practices.

6.   No fractional shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which Holder would otherwise be entitled, the number of shares issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional share, pay to Holder a sum in cash equal to the fair market value, as determined in good faith by Payor's Board of Directors, of any fractional share.

7.   Payor shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of Holder. In addition, all of the Notes may be prepaid in whole

or in part (pari passu) with the written consent of the holders holding more than fifty percent (50%) of the aggregate principal balance of all of the Notes (***"Majority in Interest"***).

8.   All prepayments shall be applied first to interest and then to principal. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

9.   If there shall be any Event of Default hereunder, at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 9(c) or 9(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an ***"Event of Default"***:

(a)   Payor fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)   Payor shall default in its performance of any covenant under the Agreement;

(c)   Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor).

10.   This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money ("Senior Debt"). Payor hereby agrees, and by accepting this Note, Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to Payor that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), Payor will not make, and Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit Holder from receiving and retaining any payment hereunder unless and until Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into securities of Payor as provided elsewhere in this Note.

11.   This Note is unsecured.

12.   Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

13.   This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

14.   This Note may be amended, and any provision of this Note may be waived, by mutual agreement of the parties. In addition, all of the Notes may be amended, and any provision of all of the Notes may be waived, with the written consent of Payor and the Majority in Interest; provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Notes.

[Signature Page Follows]

IN WITNESS WHEREOF, Payor has caused this **CONVERTIBLE PROMISSORY NOTE** to be executed by its duly authorized officer as of _____, 20_____

GEEK GIRL TECH, PBC

By: _____
Name: Jenn Diesi
Title: President